

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 22, 2016

Via E-mail
Ms. Sarah C. Lauber
Chief Financial Officer
Jason Industries, Inc.
833 East Michigan Street, Suite 900
Milwaukee, Wisconsin 53202

> **Re: Jason Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 8, 2016**
> **Form 10-Q for the Quarter Ended July 1, 2016**
> **Filed August 4, 2016**
> **File No. 1-36051**

Dear Ms. Lauber:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Tax Provision (Benefit), Page 46

1.   You disclose that your effective tax rate of 10.4% for the predecessor period January 1, 2014 through June 29, 2014 was primarily due to non-deductible transaction related costs. Based on your tax reconciliation table on page 95, it appears that there are other significant individual reconciling items during the period that should be included in

MD&A so that investor can better understand all material factors impacting your effective tax rates. In this regard, we note that foreign tax rate differential and the decrease in tax reserves also materially impacted your effective tax during the period but are not discussed in MD&A. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Note 16 – Business Segments, Geographic and Customer Information, Page 102

2.   You disclose on page 9 that your largest customer accounted for 10% of your 2015 revenues. In future filings, please also disclose the identity of the segment(s) reporting the revenues for each of the customers who represents ten percent or more of total revenues for each period presented. Additionally, please disclose the names and the relationship, if any, with such customers. This same comment applies to your Form 10-Q for the period ended July 1, 2016. Refer to ASC 280-10-50-42 and Item 101(c)(1)(vii) of Regulation S-K.

Form 10-Q for the Quarter Ended July 1, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 19

3.   We note on page 3 that net changes in unrealized losses on cash flow hedges have significantly impacted your total other comprehensive income in the first two quarters of 2016. In future filings, to the extent material, please expand your MD&A disclosure to discuss the underlying factors causing such changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction